UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 26, 2024

_____

In the Matter of

De3 Inc.
100 South Ashley Drive Suite 600
Tampa, FL 33602

ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12284

_____

     De3 Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

     In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on March 26, 2024.

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief